Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Announces Results of Annual Shareholders Meeting and Receives Nasdaq Letter Due to Director Vacancy

SHANGHAI, China, December 6, 2012 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced the results of its annual general meeting (“AGM”) of shareholders held in Shanghai on December 6, 2012.

At the meeting, shareholders resolved to elect each of the following four individuals to the Company’s Board of Directors until the close of its next annual general meeting of shareholders: David K. Chao, James Jianzhang Liang, Kazumasa Watanabe and Rick Yan. Mr. Donald L. Lucas did not seek re-election at the AGM, and therefore one vacancy currently exists in the Company’s Board of Directors.

Following the results of the AGM, the Company informed Nasdaq of its material non-compliance with Nasdaq’s corporate governance rules, and the Company received a letter dated December 6, 2012 from Nasdaq stating that the Company no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rules 5605(b)(1) and 5605(c)(2)(A), respectively.

The letter also stated that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B), Nasdaq will provide the Company a cure period in order to regain compliance. The Company intends to regain full compliance by adding a new independent director before the earlier of the Company’s next annual shareholders meeting or December 6, 2013. If the next annual shareholders meeting is held before June 4, 2013, then the Company will evidence compliance no later than June 4, 2013.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.